UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549-1004






                                 FORM U-9C-3



                    QUARTERLY REPORT PURSUANT TO RULE 58


              For the quarterly period ended December 30, 2003





                             Northeast Utilities
                             -------------------
                    (Name of registered holding company)





                     107 Selden Street, Berlin, CT 06037
                     -----------------------------------
                  (Address of Principal Executive Officers)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller
Telephone Number:  860-665-2333



                            GENERAL INSTRUCTIONS


A.   Use of Form

     1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

     2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

     3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

     4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.   Statements of Monetary Amounts and Deficits

     1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

     2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.   Formal Requirements

     This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.   Definitions

     As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations there under.

ITEM 1 - ORGANIZATIONAL CHART

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-------------------------------------------------------------------------------

4th quarter not required.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

------------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
------------------------------------------------------------------------------

                                                       Person
Company         Type of  Principal                     to Whom      Collateral Consideration Company      Amount of
Issuing         Security Amount of    Issue or Cost of Security     Given With Received for  Contributing Capital
Security        Issued   Security     Renewal  Capital Was Issued   Security   Each Security Capital      Contribution
--------------- -------- ------------ -------- ------- ------------ ---------- ------------- ------------ -------------
                                                                                             NU
Select                                                                                       Enterprises,
Energy, Inc.    N/A      N/A          N/A      N/A     N/A          N/A        N/A           Inc.          $23,500,000

Northeast
Generation
Services
Company         No transactions this quarter.

Select Energy
Contracting,
Inc.            No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.            No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.   No transactions this quarter.

Yankee Energy
Services
Company         No transactions this quarter.

R. M.
Services, Inc.  No transactions this quarter.
                                                                                             Select Energy
ERI/HEC                                                                                      Services,
EFA-Med, LLC    N/A      N/A          N/A      N/A     N/A          N/A        N/A           Inc.                 $500

E.S. Boulos
Company         No transactions this quarter.

NGS Mechanical,
Inc.            No transactions this quarter.

HEC/CJTS
Energy
Center LLC      No transactions this quarter.

Select Energy
New York, Inc.  No transactions this quarter.

Woods Electrical
Co., Inc.       No transactions this quarter.

Northeast
Utilities       No transactions this quarter.



ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.

-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                           Total Amount
                                                                              Billed*
Reporting               Associate
Company                 Company                    Types of                Three Months
Rendering               Receiving                  Services                    Ended
Services                Services                   Rendered              December 31, 2003
----------------------- ------------------------   --------------       -------------------
                                                                            (Thousands
                                                                            of Dollars)
Northeast               Northeast
Generation              Generation                 Electrical and
Services Company        Company                    Mechanical Services       $  6,739
                                                                             ========
Northeast
Generation              Northeast Utilities
Services Company        Service Company            Miscellaneous             $     25
                                                                             ========
Northeast               The Connecticut
Generation              Light and Power            Electrical and
Services Company        Company                    Mechanical Services       $     52
                                                                             ========
Northeast
Generation              Holyoke Water              Electrical and
Services Company        Power Company              Mechanical Services       $  4,195
                                                                             ========
Northeast
Generation              Select Energy              Electrical and
Services Company        Services, Inc.             Mechanical Services       $  2,470
                                                                             ========
Northeast               Public Service
Generation              Company of                 Electrical and
Services Company        New Hampshire              Mechanical Services       $    153
                                                                             ========
Northeast
Generation                                         Electrical and
Services Company        Select Energy, Inc.        Mechanical Services       $      6
                                                                             ========
Northeast
Generation                                         Wholesale Purchasing
Services Company        E.S. Boulos Company        Services                  $     20
                                                                             ========
Reeds Ferry             Select Energy              Wholesale Purchasing
Supply Co., Inc.        Contracting, Inc.          Services                  $    235
                                                                             ========
                        Northeast
                        Generation                 Wholesale Purchasing
E.S. Boulos Company     Services Company           Services                  $    247
                                                                             ========
                        Select Energy              Wholesale Purchasing
Select Energy, Inc.     New York, Inc.             Services                  $      5
                                                                             ========
                        Northeast
                        Generation
Select Energy, Inc.     Services Company           Miscellaneous             $      1
                                                                             ========
                        Northeast Utilities
Select Energy, Inc.     Service Company            Miscellaneous             $    388
                                                                             ========
Select Energy
New York, Inc.          Select Energy, Inc.        Miscellaneous             $     65
                                                                             ========

* Total Amount Billed is for direct costs only.

Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                           Total Amount
                                                                              Billed*
Associate               Reporting
Company                 Company                    Types of                Three Months
Rendering               Receiving                  Services                    Ended
Services                Services                   Rendered              December 31, 2003
----------------------- ------------------------   --------------       -------------------
                                                                            (Thousands
                                                                            of Dollars)
Northeast Generation    Northeast Generation
Company                 Services Company           Miscellaneous             $    570
                                                                             ========
Northeast Utilities     Select Energy, Inc.        Miscellaneous             $     64
                                                                             ========
Public Service
Company of              Northeast Generation
New Hampshire           Services Company           Miscellaneous             $      1
                                                                             ========
Public Service
Company of
New Hampshire           Select Energy, Inc.        Miscellaneous             $      4
                                                                             ========
The Connecticut
Light and Power         Northeast Generation
Company                 Services Company           Miscellaneous             $     13
                                                                             ========
Holyoke Water           Northeast Generation
Power Company           Services Company           Miscellaneous             $    107
                                                                             ========
Western
Massachusetts           Northeast Generation
Electric Company        Services Company           Miscellaneous             $     15
                                                                             ========
Western
Massachusetts
Electric Company        Select Energy, Inc.        Miscellaneous             $      1
                                                                             ========
Northeast Utilities     Select Energy
Service Company         New York, Inc.             Miscellaneous             $    122
                                                                             ========
Northeast Utilities     Northeast Generation
Service Company         Services Company           Miscellaneous             $  1,532
                                                                             ========
Northeast Utilities
Service Company         Select Energy, Inc.        Miscellaneous             $  4,294
                                                                             ========
* Total Amount Billed is for direct costs only.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
----------------------------------------

                                                 (Thousands of Dollars)

Total consolidated capitalization as of    12/31/03    $6,761,547             line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                             1,014,232             line 2

Greater of $50 million or line 2                                   $1,014,232 line 3

Total current aggregate investment:
   Select Energy, Inc.                                    762,860
   Northeast Generation Services Company                   32,756
   Select Energy Contracting, Inc.                         24,929
   Select Energy New York, Inc.                            60,192
   Woods Electrical Co., Inc.                              15,585
   Reeds Ferry Supply Co., Inc.                                 7
   HEC/Tobyhanna Energy Project, Inc.                       -
   Yankee Energy Services Company                           7,882
   E.S. Boulos Company                                      9,880
   R.M. Services, Inc.                                     15,125
   NGS Mechanical, Inc.                                        10
   Acumentrics Corporation                                  7,500
   Greenport, LLC                                             501
   ERI/HEC EFA-Med, LLC                                         9
   HEC/CJTS Energy Center LLC                                  12
                                                      ------------
   Current aggregate investment                                       937,248
                                                                  ------------
     Elimination *                                                     22,505
                                                                  ------------
   Total current aggregate investment                                 914,743 line 4
                                                                  ------------
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                                     $99,489 line 5
                                                                  ============

*Elimination is for capital contributions made from a parent company who is a reporting company to a subsidiary who is also a reporting company.


ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line    Other            Other
of Energy-    Investment       Investment
Related       in Last          in This          Reason for Difference
Business      U-9C-3 Report    U-9C-3 Report    in Other Investment
----------    -------------    -------------    ------------------------

NONE


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

A.   Financial Statements

     1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

     2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

     3. If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

     4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.   Exhibits

     1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

     2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------

A.   Financial Statements

     Select Energy, Inc.:
      Balance Sheet - As of December 31, 2003
      Income Statement - Three and twelve months ended December 31, 2003

     Northeast Generation Services Company:
      Balance Sheet - As of December 31, 2003
      Income Statement - Three and twelve months ended December 31, 2003

     Select Energy Contracting, Inc.:
      Balance Sheet - As of December 31, 2003
      Income Statement - Three and twelve months ended December 31, 2003

     Reeds Ferry Supply Co., Inc.:
      Balance Sheet - As of December 31, 2003
      Income Statement - Three and twelve months ended December 31, 2003

     HEC/Tobyhanna Energy Project, Inc.:
      Balance Sheet - As of December 31, 2003
      Income Statement - Three and twelve months ended December 31, 2003

     Yankee Energy Services Company:
      Balance Sheet - As of December 31, 2003
      Income Statement - Three and twelve months ended December 31, 2003

     ERI/HEC EFA-Med, LLC:
      Balance Sheet - As of December 31, 2003
      Income Statement - Three and twelve months ended December 31, 2003

     E. S. Boulos Company:
      Balance Sheet - As of December 31, 2003
      Income Statement - Three and twelve months ended December 31, 2003

     NGS Mechanical, Inc.:
      Balance Sheet - As of December 31, 2003
      Income Statement - Three and twelve months ended December 31, 2003

     Select Energy New York, Inc.:
      Balance Sheet - As of December 31, 2003
      Income Statement - Three and twelve months ended December 31, 2003

     HEC/CJTS Energy Center LLC:
      Balance Sheet - As of December 31, 2003
      Income Statement - Three and twelve months ended December 31, 2003

     Woods Electrical Co., Inc.:
      Balance Sheet - As of December 31, 2003
      Income Statement - Three and twelve months ended December 31, 2003

     Greenport Power, LLC:
      Balance Sheet - As of December 31, 2003
      Income Statement - Three and twelve months ended December 31, 2003

     Acumentrics Corporation:
      Not available

     R. M. Services, Inc.:
      Not available

     Northeast Utilities (Parent):
      4th quarter not required.

B.   Exhibits

Exhibit No.    Description
-----------    -----------

6.B.1.1a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.7 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.8 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

               Ms. Louise E. Rickard
               Acting Executive Secretary
               Department of Public Utility Control
               10 Franklin Square
               New Britain, CT 06051

               Ms. Mary L. Cottrell, Secretary
               Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
               Boston, MA 02202

               Mr. Thomas B. Getz
               Executive Director and Secretary
               State of New Hampshire
               Public Utilities Commission
               8 Old Suncook Road, Building One
               Concord, NH 03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                         December 31,
                                                             2003
                                                        -------------
                                                        (Thousands of
                                                           Dollars)
ASSETS
------
Current Assets:
  Unrestricted cash from counterparties                 $      39,455
  Receivables, net                                            330,758
  Accounts receivable from affiliated companies               173,878
  Taxes receivable                                             30,944
  Unbilled revenues                                            48,703
  Special deposits                                             12,994
  Derivative assets                                           168,987
  Prepaid option premiums                                      12,469
  Prepayments and other                                        13,820
                                                        -------------
                                                              832,008
                                                        -------------
Property, Plant and Equipment:
  Competitive Energy                                           14,192
    Less:  Accumulated depreciation and amortization           11,779
                                                        -------------
                                                                2,413
  Construction work in progress                                 6,167
                                                        -------------
                                                                8,580
                                                        -------------
Deferred Debits and Other Assets:
  Purchased intangible assets, net                             14,426
  Prepaid pension                                               1,421
  Long-term accounts receivable                                 6,194
  Long-term contracts asset                                    39,339
  Other                                                        38,099
                                                        -------------
                                                               99,479
                                                        -------------
Total Assets                                            $     940,067
                                                        =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                          December 31,
                                                             2003
                                                         -------------
                                                         (Thousands of
                                                            Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Notes payable to affiliated companies                  $      63,200
  Accounts payable                                             449,494
  Accounts payable to affiliated companies                      24,538
  Derivative liabilities                                       103,161
  Unearned option premiums                                      12,244
  Counterparty deposits                                         39,454
  Other                                                         36,762
                                                         -------------
                                                               728,853
                                                         -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                             10,653
  Other                                                          8,359
                                                         -------------
                                                                19,012
                                                         -------------
Capitalization:
  Long-Term Debt from NU Parent                                150,000
                                                         -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - Authorized
     20,000 shares; 100 shares outstanding                         -
    Capital surplus, paid in                                   286,224
    Accumulated deficit                                       (269,386)
    Accumulated other comprehensive income                      25,364
                                                         -------------
  Common Stockholder's Equity                                   42,202
                                                         -------------
Total Capitalization                                           192,202
                                                         -------------
Total Liabilities and Capitalization                     $     940,067
                                                         =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


SELECT ENERGY, INC.
STATEMENTS OF INCOME
(Unaudited)

                                             Three Months    Twelve Months
                                                 Ended           Ended
                                             December 31,    December 31,
                                                  2003            2003
                                            -------------    -------------
                                                (Thousands of Dollars)

Operating Revenues                          $     555,429    $  2,149,828
                                            -------------    ------------
Operating Expenses:
  Operation -
    Purchased power, net interchange
      power and capacity                          586,584       2,124,909
    Other                                          23,456          71,806
  Depreciation and amortization                     3,049          11,722
  Taxes other than income taxes                     1,700           5,089
                                            -------------    ------------
        Total operating expenses                  614,789       2,213,526
                                            -------------    ------------
Operating Loss                                    (59,360)        (63,698)

Interest Expense, Net                               2,919           8,417
Other Income, Net                                     951           1,428
                                            -------------    ------------
Loss Before Income Tax Benefit                    (61,328)        (70,687)
Income Tax Benefit                                (22,782)        (27,082)
                                            -------------    ------------
Net Loss                                    $     (38,546)   $    (43,605)
                                            =============    ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                       December 31,
                                                           2003
                                                       ------------
                                                       (Thousands of
                                                          Dollars)
ASSETS
------
Current Assets:
  Cash                                                 $         527
  Receivables, net                                             5,833
  Accounts receivable from affiliated companies                3,869
  Taxes receivable                                               557
  Unbilled revenues                                            1,353
  Materials and supplies                                           3
  Prepayments and other                                          961
                                                       -------------
                                                              13,103
                                                       -------------
Property, Plant and Equipment:
  Competitive energy                                           2,997
    Less: Accumulated depreciation                             1,055
                                                       -------------
                                                               1,942
  Construction work in progress                                  668
                                                       -------------
                                                               2,610
                                                       -------------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                              156
  Prepaid pension                                                975
  Other                                                       22,314
                                                       -------------
                                                              23,445
                                                       -------------
Total Assets                                           $      39,158
                                                       =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                      December 31,
                                                          2003
                                                     -------------
                                                     (Thousands of
                                                        Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Notes payable to affiliated companies              $       10,500
  Accounts payable                                            4,934
  Accounts payable to affiliated companies                    2,701
  Other                                                       1,532
                                                     --------------
                                                             19,667
                                                     --------------

Deferred Credits and Other Liabilities                        1,192
                                                     --------------
Capitalization:
  Long-Term Debt from NU Parent                               5,000
                                                     --------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 authorized
     and 100 shares outstanding                                 -
    Capital surplus, paid in                                 15,455
    Accumulated deficit                                      (2,143)
    Accumulated comprehensive loss                              (13)
                                                     --------------
  Common Stockholder's Equity                                13,299
                                                     --------------
Total Capitalization                                         18,299
                                                     --------------
Total Liabilities and Capitalization                 $       39,158
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
STATEMENTS OF INCOME
(Unaudited)

                                            Three Months      Twelve Months
                                                Ended             Ended
                                            December 31,      December 31,
                                                 2003              2003
                                            -------------     -------------
                                                  (Thousands of Dollars)

Operating Revenues                          $      15,304     $      58,538
                                            -------------     -------------
Operating Expenses:
  Operation -
    Other                                          11,978            46,116
  Maintenance                                       3,689            12,188
  Depreciation and amortization                        68               268
  Taxes other than income taxes                       414             1,761
                                            -------------     -------------
        Total operating expenses                   16,149            60,333
                                            -------------     -------------
Operating Loss                                       (845)           (1,795)

Interest Expense, Net                                 134               591
Other Expense, Net                                   (376)             (298)
                                            -------------     -------------
Loss Before Income Tax Benefit                     (1,355)           (2,684)
Income Tax Benefit                                   (765)             (532)
                                            -------------     -------------
Net Loss                                    $        (590)    $      (2,152)
                                            =============     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                       December 31,
                                                           2003
                                                       ------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                 $         475
  Receivables, net                                            17,502
  Materials and supplies                                         330
  Prepayments and other                                        1,240
                                                       -------------
                                                              19,547
                                                       -------------
Property, Plant and Equipment:
  Competitive energy                                           4,674
    Less: Accumulated depreciation                             2,669
                                                       -------------
                                                               2,005
                                                       -------------
Deferred Debits and Other Assets:
  Goodwill, net                                               17,220
                                                       -------------
Total Assets                                           $      38,772
                                                       =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                       December 31,
                                                           2003
                                                       ------------
                                                        (Thousands
                                                        of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Notes payable to affiliated companies                $       3,790
  Accounts payable                                             4,029
  Accounts payable to affiliated companies                     9,172
  Accrued taxes                                                  238
  Other                                                          981
                                                       -------------
                                                              18,210
                                                       -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                            1,276
  Other                                                        1,704
                                                       -------------
                                                               2,980
                                                       -------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 100,000 shares
      authorized and 100 shares outstanding                     -
    Capital surplus, paid in                                  15,080
    Retained earnings                                          2,502
                                                       -------------
  Common Stockholder's Equity                                 17,582
                                                       -------------
Total Capitalization                                          17,582
                                                       -------------
Total Liabilities and Capitalization                   $      38,772
                                                       =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
STATEMENTS OF INCOME
(Unaudited)

                                                 Three Months    Twelve Months
                                                     Ended           Ended
                                                 December 31,    December 31,
                                                     2003            2003
                                                 ------------    -------------
                                                     (Thousands of Dollars)

Operating Revenues                               $     16,373    $      71,293
                                                 ------------    -------------
Operating Expenses:
  Operation                                            15,882           65,874
  Maintenance                                             153              606
  Depreciation                                            159            1,039
  Taxes other than income taxes                           542            2,152
                                                 ------------    -------------
       Total operating expenses                        16,736           69,671
                                                 ------------    -------------
Operating (Loss)/Income                                  (363)           1,622

Interest Expense, Net                                      41              180
Other Loss, Net                                           (36)             (39)
                                                 ------------    -------------
(Loss)/Income Before Income Tax
  (Benefit)/Expense                                      (440)           1,403
Income Tax (Benefit)/Expense                             (235)             558
                                                 ------------    -------------
Net (Loss)/Income                                $       (205)   $         845
                                                 ============    =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

                                                       December 31,
                                                           2003
                                                      -------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                $           5
  Receivables, net                                                1
  Accounts receivable from affiliated companies                 109
                                                      -------------
                                                                115
                                                      -------------
Deferred Debits and Other Assets:
  Goodwill, net                                                 247
                                                      -------------
Total Assets                                          $         362
                                                      =============


LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Accounts payable to affiliated companies            $         404
                                                      -------------
                                                                404
Capitalization:                                       -------------
  Common Stockholder's Equity:
    Common stock, no par value - 200 shares
      authorized and 100 shares outstanding                       4
    Capital surplus, paid in                                      3
    Accumulated deficit                                         (49)
                                                      -------------
  Common Stockholder's Equity                                   (42)
                                                      -------------
Total Capitalization                                            (42)
                                                      -------------
Total Liabilities and Capitalization                  $         362
                                                      =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


REEDS FERRY SUPPLY CO., INC.
STATEMENTS OF INCOME
(Unaudited)

                                      Three Months    Twelve Months
                                          Ended           Ended
                                      December 31,    December 31,
                                          2003            2003
                                      ------------    -------------
                                          (Thousands of Dollars)

Operating Revenues                   $         235    $      1,177
Operating Expenses                             235           1,177
                                     -------------    ------------
Net Income                           $         -      $       -
                                     =============    ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)

                                                      December 31,
                                                          2003
                                                     -------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------
Current Assets:
  Special deposits                                   $       4,314
  Receivables, net                                             766
                                                     -------------
                                                             5,080
                                                     -------------
Deferred Debits and Other Assets:
  Contracts receivable                                      27,340
  Unamortized debt expense                                     576
                                                     -------------
                                                            27,916
                                                     -------------
Total Assets                                         $      32,996
                                                     =============


LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Long-term debt - current portion                   $         577
  Accounts payable to affiliated companies                   7,109
  Accrued taxes                                                 25
  Accrued interest                                             693
  Other                                                        318
                                                     -------------
                                                             8,722
                                                     -------------
Capitalization:
  Long-Term Debt                                            23,372
                                                     -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 100 shares
      authorized and outstanding                               -
    Retained earnings                                          902
                                                     -------------
  Total Common Stockholder's Equity                            902
                                                     -------------
Total Capitalization                                        24,274
                                                     -------------
Total Liabilities and Capitalization                 $      32,996
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
STATEMENTS OF INCOME
(Unaudited)

                                             Three Months    Twelve Months
                                                 Ended           Ended
                                             December 31,    December 31,
                                                 2003            2003
                                            -------------    --------------
                                                (Thousands of Dollars)

Interest Expense, Net                       $         465    $        1,892
Other Income, Net                                     569             2,280
                                            -------------    --------------
Income Before Income Tax Expense                      104               388
Income Tax Expense                                     12               193
                                            -------------    --------------
Net Income                                  $          92    $          195
                                            =============    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                             December 31,
                                                                 2003
                                                            -------------
                                                            (Thousands of
                                                               Dollars)
ASSETS
------
Current Assets:
  Cash                                                      $         444
  Taxes receivable                                                    301
  Notes receivable from affiliated companies                          100
                                                            -------------
                                                                      845
                                                            -------------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                                   266
  Investments and other                                             4,042
                                                            -------------
                                                                    4,308
                                                            -------------
Total Assets                                                $       5,153
                                                            =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                       December 31,
                                                           2003
                                                      -------------
                                                      (Thousands of
                                                         Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------
Current Liabilities:
  Accounts payable to affiliated companies            $         454
  Other                                                           3
                                                      -------------
                                                                457
                                                      -------------

Deferred Credits and Other Liabilities                            5
                                                      -------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - 10,000 shares
     authorized, 200 shares outstanding                           1
    Capital surplus, paid in                                  7,881
    Accumulated deficit                                      (3,191)
                                                      -------------
  Common Stockholder's Equity                                 4,691
                                                      -------------
Total Capitalization                                          4,691
                                                      -------------
Total Liabilities and Capitalization                  $       5,153
                                                      =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
STATEMENTS OF INCOME
(Unaudited)

                                                 Three Months   Twelve Months
                                                     Ended          Ended
                                                 December 31,   December 31,
                                                      2003           2003
                                                 ------------   -------------
                                                    (Thousands of Dollars)

Operating Revenues                               $         -    $           9

Operating Expenses                                        443             455
                                                 ------------   -------------
Operating Loss                                           (443)           (446)

Interest Expense, Net                                      -                4
Other Income, Net                                          -                3
                                                 ------------   -------------
Loss Before Income Tax Benefit                           (443)           (447)
Income Tax Benefit                                       (181)           (178)
                                                 ------------   -------------
Net Loss                                         $       (262)  $        (269)
                                                 ============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                       December 31,
                                                           2003
                                                      -------------
                                                      (Thousands of
                                                         Dollars)
ASSETS
------
Current Assets:
  Cash                                                $        691
  Receivables, net                                           8,599
  Accounts receivable from affiliated companies                294
  Unbilled revenues                                          3,014
  Materials and supplies                                       203
                                                      ------------
                                                            12,801
                                                      ------------
Property, Plant and Equipment:
  Competitive energy                                         1,131
     Less: Accumulated depreciation                            382
                                                      ------------
                                                               749
                                                      ------------
Deferred Debits and Other Assets:
  Goodwill                                                   6,963
  Purchased intangible assets, net                              30
  Other                                                         45
                                                      ------------
                                                             7,038
                                                      ------------
Total Assets                                          $     20,588
                                                      ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                      December 31,
                                                          2003
                                                     -------------
                                                     (Thousands of
                                                      Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------
Current Liabilities:
  Advance from parent, non-interest bearing          $       2,948
  Accounts payable                                           1,943
  Accounts payable to affiliated companies                     855
  Accrued taxes                                                424
  Other                                                        198
                                                     -------------
                                                             6,368
                                                     -------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                            348
  Other                                                        850
                                                     -------------
                                                             1,198
                                                     -------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - 20,000 shares
     authorized and 100 shares outstanding                     -
    Capital surplus, paid in                                 7,539
    Retained earnings                                        5,483
                                                     -------------
  Common Stockholder's Equity                               13,022
                                                     -------------
Total Capitalization                                        13,022
                                                     -------------
Total Liabilities and Capitalization                 $      20,588
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
STATEMENTS OF INCOME
(Unaudited)

                                            Three Months    Twelve Months
                                               Ended            Ended
                                             December 31,    December 31,
                                                2003             2003
                                            -------------    ------------
                                               (Thousands of Dollars)

Operating Revenues                          $       9,255    $     34,773
                                            -------------    ------------
Operating Expenses:
  Operation -
    Other                                             362           1,255
  Maintenance                                       8,469          34,215
  Depreciation                                         53             178
  Taxes other than income taxes                        56              55
                                            -------------    ------------
        Total operating expenses                    8,940          35,703
                                            -------------    ------------
Operating Income/(Loss)                               315            (930)
Other (Loss)/Income, Net                             (138)             68
                                            -------------    ------------
Income/(Loss) Before Income Tax Benefit               177            (862)
Income Tax Benefit                                    (65)           (224)
                                            -------------    ------------
Net Income/(Loss)                           $         242    $       (638)
                                            =============    ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
BALANCE SHEET
(Unaudited)

                                                         December 31,
                                                             2003
                                                        -------------
                                                        (Thousands of
                                                           Dollars)
ASSETS
------
Current Assets:
  Cash                                                   $          10
                                                         -------------
Total Assets                                             $          10
                                                         =============


LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Accounts payable to affiliated companies               $           2
                                                         -------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - authorized
     20,000 shares; outstanding 100 shares                         -
    Capital surplus, paid in                                        10
    Retained deficit                                                (2)
                                                         -------------
  Common Stockholder's Equity                                        8
                                                         -------------
Total Capitalization                                                 8
                                                         -------------
Total Liabilities and Capitalization                     $          10
                                                         =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
STATEMENTS OF INCOME
(Unaudited)

                                            Three Months     Twelve Months
                                                Ended            Ended
                                            December 31,     December 31,
                                                 2003             2003
                                            ------------     -------------
                                                (Thousands of Dollars)

Operating Revenues                          $         -      $        -
Operating Expenses                                    -               -
                                            ------------     ------------
Net Income                                  $         -      $        -
                                            ============     ============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)

                                                      December 31,
                                                          2003
                                                     -------------
                                                     (Thousands of
                                                        Dollars)
ASSETS
------
Current Assets:
  Cash                                               $         906
  Unrestricted cash from counterparties                      7,041
  Receivables, net                                          58,102
  Accounts receivable from affiliated companies              4,024
  Notes receivable from affiliated companies                11,000
  Special deposits                                           4,011
  Derivative assets                                         12,365
  Prepaid option premiums                                    4,273
  Prepayments and other                                     13,414
                                                     -------------
                                                           115,136
                                                     -------------
Property, Plant and Equipment:
  Competitive energy                                           654
   Less: Accumulated depreciation                              369
                                                     -------------
                                                               285
                                                     -------------
Deferred Debits and Other Assets:
  Goodwill                                                   3,200
                                                     -------------
Total Assets                                         $     118,621
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)

                                                        December 31,
                                                            2003
                                                       -------------
                                                       (Thousands of
                                                          Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Accounts payable                                     $      29,547
  Accounts payable to affiliated companies                    12,487
  Accrued taxes                                                4,969
  Derivative liabilities                                       1,800
  Counterparty deposits                                        7,042
  Other                                                        2,485
                                                       -------------
                                                              58,330
                                                       -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                            6,116
  Accrued pension                                              1,026
  Other                                                          451
                                                       -------------
                                                               7,593
                                                       -------------
Capitalization:
  Long-Term Debt from NU Parent                               14,699
                                                       -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - authorized
     and outstanding 10,000 shares                                10
    Capital surplus, paid in                                   9,957
    Retained earnings                                         22,753
    Accumulated other comprehensive income                     5,279
                                                       -------------
  Common Stockholder's Equity                                 37,999
                                                       -------------
Total Capitalization                                          52,698
                                                       -------------
Total Liabilities and Capitalization                   $     118,621
                                                       =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
STATEMENTS OF INCOME
(Unaudited)

                                                   Three Months    Twelve Months
                                                       Ended           Ended
                                                   December 31,    December 31,
                                                        2003            2003
                                                   ------------    -------------
                                                        (Thousands of Dollars)

Operating Revenues                                 $    98,116      $   380,628
                                                   -----------      -----------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                                     93,835        369,126
  Other                                                    2,710          9,341
  Taxes other than income taxes                             (409)        (1,645)
                                                   -------------    -----------
       Total operating expenses                           96,136        376,822
                                                   -------------    -----------
Operating Income                                           1,980          3,806

Interest Expense, Net                                         87            494
Other Income, Net                                             37            248
                                                   -------------    -----------
Income Before Income Tax Expense                           1,930          3,560
Income Tax Expense                                            44            710
                                                   -------------    -----------
Net Income                                         $       1,886   $      2,850
                                                   =============   ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
BALANCE SHEET
(Unaudited)

                                                        December 31,
                                                            2003
                                                       -------------
                                                       (Thousands of
                                                          Dollars)
ASSETS
------
Current Assets:
  Cash                                                $           1
                                                      -------------
Total Assets                                          $           1
                                                      =============


LIABILITIES AND CAPITALIZATION
------------------------------
Capitalization:
  Common Stockholder's Equity:
    Capital surplus, paid in                          $          12
    Accumulated deficit                                         (11)
                                                      -------------
  Common Stockholder's Equity                                     1
                                                      -------------
Total Capitalization                                              1
                                                      -------------
Total Liabilities and Capitalization                  $           1
                                                      =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
STATEMENTS OF INCOME
(Unaudited)

                                             Three Months      Twelve Months
                                                 Ended             Ended
                                             December 31,      December 31,
                                                 2003              2003
                                            -------------      --------------
                                                  (Thousands of Dollars)

Operating Revenues                          $         -        $          -
                                            -------------      --------------

Operating Expenses                                    -                   -
                                            -------------      --------------
Net Income                                  $         -        $          -
                                            ==============     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)

                                                         December 31,
                                                             2003
                                                        -------------
                                                        (Thousands of
                                                           Dollars)
ASSETS
------
Current Assets:
  Receivables, net                                      $       3,774
  Unbilled revenues                                               280
  Materials and supplies                                           62
  Prepayments and other                                             5
                                                        -------------
                                                                4,121
                                                        -------------
Property Plant and Equipment:
  Competitive energy                                              254
   Less: Accumulated depreciation and amortization                 56
                                                        -------------
                                                                  198
                                                        -------------
Deferred Debits and Other Assets:
  Purchased intangible assets, net                              3,218
  Goodwill                                                      4,450
                                                        -------------
                                                                7,668
                                                        -------------
Total Assets                                            $      11,987
                                                        =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)

                                                     December 31,
                                                          2003
                                                     -------------
                                                     (Thousands of
                                                        Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies              $         800
  Advance from parent, non-interest bearing                    250
  Accounts payable                                           1,200
  Accounts payable to affiliated companies                      55
  Accrued taxes                                                156
  Other                                                         51
                                                     -------------
                                                             2,512
                                                     -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                            223
  Other                                                        319
                                                     -------------
                                                               542
                                                     -------------
Capitalization:
  Long-Term Debt from NU Parent                              4,450
                                                     -------------
  Common Stockholder's Equity:
    Common stock, $0 par value - 20,000 shares
     authorized and 100 shares outstanding                     -
    Capital surplus, paid in                                 5,000
    Accumulated deficit                                       (517)
                                                     -------------
  Common Stockholder's Equity                                4,483
                                                     -------------
Total Capitalization                                         8,933
                                                     -------------
Total Liabilities and Capitalization                 $      11,987
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
STATEMENTS OF INCOME
(Unaudited)

                                             Three Months      Twelve Months
                                                 Ended             Ended
                                             December 31,      December 31,
                                                  2003              2003
                                             ------------      -------------
                                                  (Thousands of Dollars)

Operating Revenues                           $      4,003       $     9,459
                                             ------------       -----------
Operating Expenses:
  Other                                               283             1,490
  Maintenance                                       3,561             8,185
  Depreciation                                         63               144
  Taxes other than income taxes                        (2)              -
                                             ------------       -----------
       Total operating expenses                     3,905             9,819
                                             ------------       -----------
Operating Income/(Loss)                                98              (360)
Interest Expense, Net                                  83               326
Other Income, Net                                     -                   3
                                             ------------       -----------
Income/(Loss) Before Income Tax Benefit                15              (683)
Income Tax Benefit                                    (30)             (274)
                                             ------------       -----------
Net Income/(Loss)                            $         45       $      (409)
                                             ============       ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


Greenport Power, LLC
BALANCE SHEET
(Unaudited)

                                                          December 31,
                                                              2003
                                                         -------------
                                                         (Thousands of
                                                            Dollars)
ASSETS
------
Current Assets:
  Cash                                                   $       2,295
                                                         -------------
Total Assets                                             $       2,295
                                                         =============


LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Accounts payable                                       $         432
  Other                                                            235
                                                         -------------
                                                                   667
                                                         -------------

Capitalization:
  Common Stockholder's Equity:
    Members equity                                               1,628
                                                         -------------
  Common Stockholder's Equity                                    1,628
                                                         -------------
Total Capitalization                                             1,628
                                                         -------------
Total Liabilities and Capitalization                     $       2,295
                                                         =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC.



Greenport Power, LLC
STATEMENTS OF INCOME
(Unaudited)

                                            Three Months    Twelve Months
                                                Ended           Ended
                                            December 31,    December 31,
                                                 2003            2003
                                            ------------    -------------
                                                (Thousands of Dollars)

Operating Revenues                          $        -      $      41,147
Operating Expenses                                   835           38,520
                                            ------------    -------------
Net (Loss)/Income                           $       (835)   $       2,627
                                            ============    =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC.



ERI/HEC EFA-Med, LLC
BALANCE SHEET
(Unaudited)

                                                          December 31,
                                                              2003
                                                         -------------
                                                         (Thousands of
                                                            Dollars)
ASSETS
------
Current Assets:
  Cash                                                   $           2
                                                         -------------
Total Assets                                             $           2
                                                         =============


LIABILITIES AND CAPITALIZATION
------------------------------
Capitalization:
  Common Stockholder's Equity:
    Capital surplus, paid in                             $          18
    Accumulated deficit                                            (16)
                                                         -------------
  Common Stockholder's Equity                                        2
                                                         -------------
Total Capitalization                                                 2
                                                         -------------
Total Liabilities and Capitalization                     $           2
                                                         =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Select Energy Services, Inc. has a 50 percent ownership interest in ERI/HEC EFA-Med, LLC.



ERI/HEC EFA-Med, LLC
STATEMENTS OF INCOME
(Unaudited)

                                            Three Months    Twelve Months
                                               Ended           Ended
                                            December 31,    December 31,
                                                2003            2003
                                            ------------    -------------
                                                (Thousands of Dollars)

Operating Revenues                          $         -     $         -
Operating Expenses                                    -               -
                                            ------------    -------------
Net Income                                  $         -     $         -
                                            ============    =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

Select Energy Services, Inc. has a 50 percent ownership interest in ERI/HEC EFA-Med, LLC.




                        Northeast Utilities (Parent)
                             Select Energy, Inc.
                        Select Energy New York, Inc.
                    Northeast Generation Services Company
                             E.S. Boulos Company
                            NGS Mechanical, Inc.
                         Woods Electrical Co., Inc.
                            Greenport Power, LLC
                       Select Energy Contracting, Inc.
                        Reeds Ferry Supply Co., Inc.
                     HEC/Tobyhanna Energy Project, Inc.
                         HEC/CJTS Energy Center LLC
                            ERI/HEC EFA-Med, LLC
                       Yankee Energy Services Company


Notes to Financial Statements (Unaudited)

1.   About Northeast Utilities (NU)

Northeast Utilities Parent is the parent company of NU's subsidiaries. NU's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company, Public Service Company of New Hampshire and Western Massachusetts Electric Company. Another wholly owned subsidiary, North Atlantic Energy Corporation, previously sold all of its entitlement to the capacity and output of the Seabrook nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts. Seabrook was sold on November 1, 2002. Other subsidiaries include Holyoke Water Power Company, a company engaged in the production of electric power, and Yankee Energy System, Inc. (Yankee), the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for NU's companies. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU's companies. Prior to the sale of Seabrook, North Atlantic Energy Service Corporation had operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by NU's companies.

NU Enterprises, Inc. (NU Enterprises) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's subsidiaries. Select Energy, Inc. (Select Energy) and its subsidiary Select Energy New York, Inc. (SENY), Northeast Generation Services Company and its subsidiaries (NGS), Select Energy Services, Inc. and its subsidiaries (SESI), Mode 1 Communications, Inc. and Woods Network Services, Inc., engage in a variety of energy-related and telecommunications activities, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. Northeast Generation Company acquires generation facilities. E.S. Boulos Company (Boulos), NGS Mechanical, Inc. (NGS Mechanical) and Woods Electrical Co., Inc. (Woods Electrical) are wholly owned subsidiaries of NGS. Greenport Power, LLC (Greenport) is a joint venture that is 50 percent owned by NGS. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center LLC (HEC/CJTS) are wholly owned subsidiaries of SESI. Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is 50 percent owned by SESI. Yankee maintains certain wholly owned subsidiaries, including Yankee Energy Services Company (YESCO).

NU Enterprises aligns its activities into two business lines, the merchant energy business line and the energy services business line. The merchant energy business line includes Select Energy's wholesale and retail marketing activities. The energy services business line includes the operations of SESI, NGS, and Woods Network.

Select Energy, SENY, NGS, Boulos, NGS Mechanical, Woods Electrical, Greenport, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC and YESCO are "energy-related companies" under rule 58. These footnotes are applicable to the rule 58 companies with financial statements filed in this report on Form U-9C-3 under Item 6 Section A.

2.   About Select Energy

Select Energy's merchant energy business line includes wholesale marketing and retail marketing activities. Wholesale marketing activities include wholesale origination, portfolio management and the operation of more than 1,400 megawatts of pumped storage, hydroelectric and coal-fired generation assets. Select Energy is an integrated energy business that buys, markets and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the Northeastern United States.
Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.

3.   About SENY

SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

4.   About NGS

NGS provides management, operation and maintenance services to the electric generation market, as well as to large industrial customers, in the Northeastern United States. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

5.   About Boulos

Boulos is an electrical contracting company which specializes in high-voltage electrical construction and maintenance in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, and Vermont. Boulos is wholly owned by NGS.

6.   About NGS Mechanical

NGS Mechanical provides mechanical services in certain New England states and New York. NGS Mechanical is wholly owned by NGS.

7.   About Woods Electrical

Woods Electrical is in the electrical contracting business in Connecticut and is a wholly owned subsidiary of NGS. Woods Electrical is also registered in the electrical contracting business in Maine, Massachusetts and New Hampshire. NGS acquired Woods Electrical on July 31, 2002, and the results of Woods Electrical's operations since July 1, 2002, are included in this report.

8.   About Greenport

Greenport is a limited liability company that was established to enter into an engineering, procurement and construction agreement with Global Common LLC for the performance of design, engineering, procurement, construction and other services in connection with an electrical generation facility construction project in Greenport, Long Island, New York. Greenport is 50 percent owned by NGS.

9.   About Select Energy Contracting

Select Energy Contracting designs, manages and directs the construction of, and/or installation of mechanical, water and electrical systems and other resource consuming equipment.

10.  About Reeds Ferry

Reeds Ferry is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting.

11.  About HEC/Tobyhanna

HEC/Tobyhanna is a special purpose entity established to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

12.  About HEC/CJTS

HEC/CJTS is a special purpose entity formed to facilitate the financing of SESI's construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut.

13.  About ERI/HEC

ERI/HEC was established on September 30, 2000, by SESI and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy. ERI/HEC is 50 percent owned by SESI.

14.  About YESCO

YESCO has disposed of most of its assets and has wound down its energy-related services for its customers.

15.  Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and is subject to the provisions of the 1935 Act. Arrangements among NU's companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. NU's operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

16.  Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

17.  New Accounting Standards

Derivative Accounting: Effective January 1, 2001, NU adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends SFAS No. 133. This new statement incorporates interpretations that were included in previous Derivative Implementation Group (DIG) guidance, clarifies certain conditions, and amends other existing pronouncements. It is effective for contracts entered into or modified after June 30, 2003. Management has determined that the adoption of SFAS No. 149 did not change Select Energy's or SENY's accounting for wholesale and retail marketing contracts, or their ability to elect the normal purchases and sales exception.

In August of 2003, the FASB ratified the consensus reached by its Emerging Issues Task Force (EITF) in July 2003 on EITF Issue No. 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not 'Held for Trading Purposes' as Defined in Issue No. 02-3." Prior to Issue No. 03-11, no specific guidance existed to address the classification in the income statement of derivative contracts that are not held for trading purposes. The consensus states that determining whether realized gains and losses on contracts that physically deliver and are not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances. Select Energy and SENY have derivative sales contracts, and though these contracts may result in physical delivery, management has determined, based on the relevant facts and circumstances, that because these transactions are part of the respective companies' procurement activities, inclusion in operating expenses better depicts these sales activities. At December 31, 2003, settlements of these derivative contracts that are not held for trading purposes, though previously reported on a gross basis, are reported on a net basis in expenses. Sales amounting to $595.7 million for the first nine months of 2003 were reflected as revenues in quarterly reporting but are now included in expenses.

On June 25, 2003, the DIG cleared Issue No. C-20, which addressed the meaning of "not clearly and closely related regarding contracts with a price adjustment feature" as it relates to the election of the normal purchase and sales exception to derivative accounting. The implementation of this guidance was required to be adopted in the fourth quarter of 2003 for Select Energy and SENY. The adoption of Issue No. C-20 did not have an impact on Select Energy's or SENY's financial statements.

18.  Derivative Instruments, Market Risk and Risk Management

A.   Derivative Instruments

Effective January 1, 2001, NU adopted SFAS No. 133, as amended. Derivatives that are utilized for trading purposes are recorded at fair value with changes in fair value included in earnings. Other contracts that are derivatives but do not meet the definition of a cash flow hedge and cannot be designated as being used for normal purchases or normal sales are also recorded at fair value with changes in fair value included in earnings. For those contracts that meet the definition of a derivative and meet the cash flow hedge requirements, the changes in the fair value of the effective portion of those contracts are generally recognized in accumulated other comprehensive income until the underlying transactions occur. For contracts that meet the definition of a derivative but do not meet the hedging requirements, and for the ineffective portion of contracts that meet the cash flow hedge requirements, the changes in fair value of those contracts are recognized currently in earnings. Derivative contracts designated as fair value hedges and the item they are hedging are both recorded at fair value on the balance sheets. Derivative contracts that are entered into as a normal purchase or sale and will result in physical delivery, and are documented as such, are recorded under accrual accounting. For information regarding accounting changes related to derivative instruments, see Note 17, "New Accounting Standards," to the financial statements.

In 2003, there were changes to interpretations of as well as an amendment to SFAS No. 133, and the FASB continues to consider changes that could affect the way Select Energy and SENY record and disclose derivative and hedging activities.

The tables below summarize Select Energy's and SENY's derivative assets and liabilities at December 31, 2003. These amounts do not include option premiums paid, which are recorded as prepayments and amounted to $16.7 million at December 31, 2003 ($12.4 million for Select Energy and $4.3 million for SENY). These amounts also do not include option premiums received by Select Energy, which are recorded as other current liabilities and amounted to $12.2 million at December 31, 2003. The premium amounts relate primarily to energy trading activities.

-------------------------------------------------------------------------------
 (Millions of Dollars)              Assets       Liabilities      Total
-------------------------------------------------------------------------------
Select Energy:
  Trading                           $121.8         $ (90.3)       $31.5
  Non-trading                          0.5            (0.1)         0.4
  Hedging                             46.7           (12.7)        34.0
-------------------------------------------------------------------------------
Total                               $169.0         $(103.1)       $65.9
===============================================================================

-------------------------------------------------------------------------------
 (Millions of Dollars)              Assets       Liabilities      Total
-------------------------------------------------------------------------------
SENY:
  Trading                           $  2.1         $  (1.1)       $ 1.0
  Non-trading                          1.1            (0.7)         0.4
  Hedging                              9.1              -           9.1
-------------------------------------------------------------------------------
Total                               $ 12.3         $  (1.8)       $10.5
===============================================================================

Trading: To gather market intelligence and utilize this information in risk management activities for the wholesale marketing activities, Select Energy conducts limited energy trading activities in electricity, natural gas and oil, and therefore experiences net open positions. Select Energy and SENY manage these open positions with strict policies that limit its exposure to market risk and require daily reporting to management of potential financial exposures.

Derivatives used in trading activities are recorded at fair value and included in the balance sheets as derivative assets or liabilities. Changes in fair value are recognized in operating revenues in the statements of income in the period of change. The net fair value positions of the trading portfolio at December 31, 2003 were assets of $31.5 million for Select Energy and $1 million for SENY.

Select Energy's and SENY's trading portfolio includes New York Mercantile Exchange (NYMEX) futures and options, the fair value of which is based on closing exchange prices; over-the-counter forwards and options, the fair value of which is based on the mid-point of bid and ask market prices; and bilateral contracts for the purchase or sale of electricity or natural gas, the fair value of which is determined using available information from external sources. SENY's trading portfolio also includes transmission congestion contracts (TCCs). The fair value of certain TCCs is based on published market data.

Non-trading: Non-trading derivative contracts are used for delivery of energy related to Select Energy's and SENY's wholesale and retail marketing activities. These contracts are subject to fair value accounting because these contracts are derivatives that cannot be designated as normal purchases or sales, as defined. These contracts cannot be designated as normal purchases or sales either because they are included in the New York energy market that settles financially or because management did not elect the normal purchase and sale designation. Changes in fair value of a negative $2.1 million of non-trading derivative contracts were recorded in revenues in 2003.

Market information for certain TCCs is not available, and those contracts cannot be reliably valued. Management believes the amounts paid for these contracts, which total $4.3 million and are included in premiums paid, are equal to their fair value.

Hedging: Select Energy and SENY utilize derivative financial and commodity instruments, including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas purchased to meet firm sales commitments to certain customers. Select Energy and SENY also utilize derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts to manage the market risk associated with a portion of its anticipated supply and delivery requirements. These derivatives have been designated as cash flow hedging instruments and are used to reduce the market risk associated with fluctuations in the price of electricity, natural gas, or oil. A derivative that hedges exposure to the variable cash flows of a forecasted transaction (a cash flow hedge) is initially recorded at fair value with changes in fair value recorded in accumulated other comprehensive income. Hedges impact net income when the forecasted transaction being hedged occurs, when hedge ineffectiveness is measured and recorded, when the forecasted transaction being hedged is no longer probable of occurring, or when there is accumulated other comprehensive loss and the hedge and the forecasted transaction being hedged are in a loss position on a combined basis.

Select Energy and SENY maintain natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2006. Select Energy and SENY have hedged its gas supply risk under these agreements through NYMEX futures contracts. Under these contracts, which also extend through 2006, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements. At December 31, 2003, the NYMEX futures contracts had notional values of $104.5 million and were recorded at fair value as derivative assets of $11.6 million.

Select Energy maintains power swaps to hedge purchases in New England as well as financial gas contracts and gas futures to hedge electricity purchase contracts that are indexed to gas prices. These hedging contracts, which are valued at the mid-point of bid and ask market prices, were recorded as derivative assets of $27.3 million and derivative liabilities of $5.1 million at December 31, 2003. To hedge the congestion price differences associated with locational marginal pricing in the New England and the Pennsylvania, New Jersey, Maryland and Delaware (PJM) regions, Select Energy holds FTR contracts recorded as a derivative asset at a fair value of $3.8 million at December 31, 2003.

Other hedging derivative liabilities, which are valued at the mid-point of bid and ask market prices, include forwards, options and swaps to hedge Select Energy's basic generation service contracts in the PJM region and were recorded at fair value as derivative liabilities of $5.8 million at December 31, 2003.

SENY maintains financial power swaps to hedge its retail sales portfolio through 2004, which were also valued at the mid-point of bid and ask market prices. These contracts were recorded at fair value as derivative assets of $6.9 million at December 31, 2003.

B.   Market Risk Information

Select Energy and SENY utilize the sensitivity analysis methodology to disclose quantitative information for its commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes. Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, fair value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are recorded at fair value based on closing exchange prices.

Wholesale and Retail Marketing Portfolio: When conducting sensitivity analyses of the change in the fair value of Select Energy's and SENY's electricity, natural gas and oil on the wholesale and retail marketing portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair values of the contracts are determined from models that take into consideration estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy and SENY have determined a hypothetical change in the fair value for its wholesale and retail marketing portfolio, which includes cash flow hedges and electricity, natural gas and oil contracts, assuming a 10 percent change in forward market prices. At December 31, 2003, a 10 percent change in market price would have resulted in an increase or decrease in fair value of $3.7 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's and SENY's wholesale and retail marketing portfolio at December 31, 2003, is not necessarily representative of the results that will be realized when these contracts are physically delivered.

Trading Contracts: At December 31, 2003, Select Energy and SENY have calculated the market price resulting from a 10 percent change in forward market prices. That 10 percent change would result in a $0.4 million increase or decrease in the fair value of the Select Energy and SENY trading portfolio. In the normal course of business, Select Energy and SENY also face risks that are either non-financial or non-quantifiable. These risks principally include credit risk, which is not reflected in this sensitivity analysis.

C.   Other Risk Management Activities

Credit Risk Management: Credit risk relates to the risk of loss that NU would incur as a result of non-performance by counterparties pursuant to the terms of their contractual obligations. NU serves a wide variety of customers and suppliers that include independent power producers, industrial companies, gas and electric utilities, oil and gas producers, financial institutions, and other energy marketers. Margin accounts exist within this diverse group, and NU realizes interest receipts and payments related to balances outstanding in these margin accounts. This wide customer and supplier mix generates a need for a variety of contractual structures, products and terms which, in turn, requires NU to manage the portfolio of market risk inherent in those transactions in a manner consistent with the parameters established by NU's risk management process.

Credit risks and market risks at NU Enterprises are monitored regularly by a Risk Oversight Council operating outside of the business lines that create or actively manage these risk exposures to ensure compliance with NU's stated risk management policies.

NU tracks and re-balances the risk in its portfolio in accordance with fair value and other risk management methodologies that utilize forward price curves in the energy markets to estimate the size and probability of future potential exposure.

NYMEX traded futures and option contracts are guaranteed by the NYMEX and have a lower credit risk. Select Energy and SENY have established written credit policies with regard to its counterparties to minimize overall credit risk on all types of transactions. These policies require an evaluation of potential counterparties' financial conditions (including credit ratings), collateral requirements under certain circumstances (including cash in advance, letters of credit, and parent guarantees), and the use of standardized agreements, which allow for the netting of positive and negative exposures associated with a single counterparty. This evaluation results in establishing credit limits prior to Select Energy and SENY entering into energy contracts. The appropriateness of these limits is subject to continuing review. Concentrations among these counterparties may impact Select Energy's and SENY's overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes to economic, regulatory or other conditions.

At December 31, 2003, Select Energy and SENY maintained collateral balances from counterparties of $46.5 million. These amounts are included in both unrestricted cash from counterparties and other current liabilities on the accompanying balance sheets.

19.  Special Deposits

Special deposits represents amounts Select Energy and SENY have on deposit with brokerage firms in the amount of $17 million.



                    QUARTERLY REPORT OF NORTHEAST UTILITIES

                              SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued there under, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




          -------------------
          NORTHEAST UTILITIES
          (Registered Holding Company)



     By:  /s/ John P. Stack
          ----------------------------------------
          (Signature of Signing Officer)



          John P. Stack
          ----------------------------------------
          Vice President-Accounting and Controller
          ----------------------------------------
          Date:  March 24, 2004
          ----------------------------------------